

*Stifel Financial Investor Presentation*

**August 2012**

STIFEL
FINANCIAL

## Disclaimer

Forward-Looking Statements

This presentation may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks, assumptions, and uncertainties, including statements relating to the market opportunity and future business prospects of Stifel Financial Corp., as well as Stifel, Nicolaus & Company, Incorporated and its subsidiaries (the "Company"). These statements can be identified by the use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," and similar expressions. In particular, these statements may refer to our goals, intentions, and expectations, our business plans and growth strategies, our ability to integrate and manage our acquired businesses, estimates of our risks and future costs and benefits, and forecasted demographic and economic trends relating to our industry.

You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws.

Actual results may differ materially and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ are included in the Company's annual and quarterly reports and from time to time in other reports filed by the Company with the Securities and Exchange Commission and include, among other things, changes in general economic and business conditions, actions of competitors, regulatory and legal actions, changes in legislation, and technology changes.

Note Regarding the Use of Non-GAAP Financial Measures

The Company utilized non-GAAP calculations of presented net revenues, compensation and benefits, non-compensation operating expenses, income before income taxes, provision for income taxes, net income, compensation and non-compensation operating expense ratios, pre-tax margin and diluted earnings per share as an additional measure to aid in understanding and analyzing the Company's financial results. Specifically, the Company believes that the non-GAAP measures provide useful information by excluding certain items that may not be indicative of the Company's core operating results and business outlook. The Company believes that these non-GAAP measures will allow for a better evaluation of the operating performance of the business and facilitate a meaningful comparison of the Company's results in the current period to those in prior periods and future periods. Reference to these non-GAAP measures should not be considered as a substitute for results that are presented in a manner consistent with GAAP. These non-GAAP measures are provided to enhance the overall understanding of the Company's current financial performance.

# Market Overview

# Market Overview

## Average Daily Share Volume ($M)



## Equity Mutual Fund Flows ($B)



## # U.S. IPOs



## TRACE Avg. Volume ($B)



Date range includes January 1, 2011 through August 1, 2012. Sources: Factset, Thomson, Dealogic, ICI, New York Fed and Stifel.

# Markets Going Forward

STIFEL
FINANCIAL



| | Yield |
|---|---|
| S&P 500[1] | 7.4% |
| 10 YR | 1.6% |
| Risk premium | **5.8%** |

Date range includes January 1, 2011 through August 7, 2012. Source: Factset.
(1)   S&P 500 yield represents 2012E EPS over the current value as of August 7, 2012.

**Strategy**

*Successful Growth Strategy*



**Net Revenues & Market Cap Growth**

**Strategy**

Position the Company to take advantage of opportunities.

- Unburdened by capital constraints
- Low leverage business model and conservative risk management
- Built the Company through nine acquisitions since 2005; prudently evaluate all opportunities
- Capitalize on headwinds across the industry
- Select growth of high-quality talent
- Drive revenue synergies by leveraging the global wealth and institutional businesses

## 2012 Investments:

- Hired 103 financial advisors YTD

- Opened 12 private client offices YTD and 25 since 1/1/2011

- Building our fixed income sales and trading operations

  Hired 52 professionals

- Selectively hired professionals in areas we see opportunity

  Senior research analysts in Healthcare and Technology

  Investment Banking Managing Directors focused in Gaming, Industrial Technologies, Maritime, and Technology

# Legacy Business vs. Investments

| ($ in thousands, except per share amounts) | 6M 2012 | | |
|---|---|---|---|
| | Legacy[1] | Investments | Total |
| **Net revenues** | **760,512** | **14,228** | **774,740** |
| | | | |
| Compensation and benefits | 476,560 | 17,518 | 494,078 |
| Non-comp operating expenses | 166,658 | 10,875 | 177,534 |
| **Total non-interest expenses** | **643,219** | **28,393** | **671,612** |
| | | | |
| **Income before income taxes** | 117,293 | (14,165) | 103,128 |
| Provision for income taxes[2] | **48,018** | **(5,799)** | **42,219** |
| **Net income** | **69,275** | **(8,366)** | **60,909** |
| | | | |
| **Diluted earnings per share** | $ 1.10 | $ (0.13) | $ 0.97 |
| | | | |
| *Ratios to net revenues:* | | | |
| Compensation and benefits | 62.7% | | 63.8% |
| Non-comp operating expenses | 21.9% | | 22.9% |
| Income before income taxes | 15.4% | | 13.3% |

(1) Legacy revenues and expenses exclude new business and investments.
(2) For the six months ended June 30, 2012, legacy provision for income taxes is calculated using the tax rate for the six month period 2012 of 40.9%.

# Stifel Financial Overview

# Stifel Financial Overview

## Stifel Financial (NYSE: SF)

Financial services firm demonstrating *growth*, *scale* and *stability*
- $1.6 billion market capitalization[1]
- 2011 Represented our 16th year of consecutive record net revenues
- Balanced business model
- Top performing financial stock over the past ten years
- 38% Insider ownership [2]

### Global Wealth Management (GWM)

- Private Client
- Stifel Bank & Trust
- Customer Financing
- Asset Management

- National presence with over 2,000 Financial Advisors

- $138 billion in total client assets

### Institutional Group (IG)

- Independent Research
- Institutional Equity & Fixed Income Brokerage
- Equity & Fixed Income Capital Raising
- M&A Advisory

- Third largest U.S. equity research platform

- Broad product portfolio & industry expertise

(1) As of 7/9/12. (2) Insider ownership percentage includes all fully diluted shares, units outstanding, options outstanding, as well as shares owned by Stifel's former Chairman as of 8/8/2012.

# Stifel Financial Overview

*A Growth Story…*

### Net Revenues ($MM)[1]



CAGR: 26%

| 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 6 mo |
|------|------|------|------|------|------|-----------|
| $452 | $763 | $870 | $1,091 | $1,382 | $1,417 | $775 |

### Core Net Income ($MM)[1]



CAGR: 23%

| 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 6 mo |
|------|------|------|------|------|------|-----------|
| $40 | $67 | $73 | $76 | $125 | $114 | $61 |

### Total Equity ($MM)[1]



CAGR: 36%

| 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 6/30 |
|------|------|------|------|------|------|------|
| $220 | $425 | $593 | $873 | $1,254 | $1,302 | $1,372 |

### Total Client Assets ($BN)[1][2]



CAGR: 26%

| 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 6/30 |
|------|------|------|------|------|------|------|
| $35 | $59 | $53 | $94 | $114 | $129 | $138 |

### Financial Advisors [1][3]



CAGR: 18%

| 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 6/30 |
|------|------|------|------|------|------|------|
| 735 | 1,163 | 1,315 | 1,885 | 1,935 | 1,987 | 2,028 |

### Book Value Per Share[1][4]



CAGR: 21%

| 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 6/30 |
|------|------|------|------|------|------|------|
| $8.23 | $12.24 | $15.12 | $19.24 | $24.42 | $25.10 | $25.63 |

(1) CAGR reflects years 2006 to 2011 for net revenues and core net income, and reflects years 2006 to 2012 assuming 6/30/12 as year-end 2012 for total equity, client assets, financial advisors and book value per share.
(2) Client assets - Includes FDIC-insured products as of 6/30/12 for years 2008-2012
(3) Includes Independent Contractors.
(4) Book Value Per Share adjusted for April 2011 three-for-two stock split (2006-2010).

# Stifel Financial Overview

*Building Scale…*

## Strategic Growth Through Acquisitions

**STONE & YOUNGBERG**
- Investment Banking
- Sales and Trading
- Private Client
- October 2011

**Thomas Weisel Partners** *Experts in Growth*
- Investment Banking
- Sales and Trading
- Research
- July 2010

**UBS**
- Private Client
- October 2009

**ButlerWick** investments·trust·insurance
- Private Client
- Public Finance
- December 2008

**RYAN BECK & CO.**
- Private Client
- Capital Markets
- February 2007


- Capital Markets
- December 2005

| | | 2005[1] | 6/30/12 |
|---|---|---|---|
| **Retail Brokerage Network** | ▪ Financial Advisors | 467 | 2,028 |
| | ▪ Private Client Branches | 94 | 301 |
| **Equity Research** | ▪ Senior Research Analysts | 23 | 86 |
| | ▪ Companies Under Coverage | 230 | 976 |
| **Equity Institutional Brokerage** | ▪ Sales and Trading Professionals | 37 | 196 |
| | ▪ Institutional Clients | 500 | 3,500 |
| **Fixed Income Institutional Brokerage** | ▪ Sales and Trading Professionals | 17 | 247 |
| | ▪ Institutional Clients | 1,500 | 4,260 |
| **Investment Banking** | ▪ Equity Professionals | 23 | 252 |
| | ▪ Fixed Income Professionals | 43 | 106 |
| | ▪ M&A Professionals | 2 | 6 |
| | ▪ Industry Groups | 5 | 13 |

[1] As of September 2005.

# Stifel Financial Overview

*Stability Achieved Through A Balanced Business Model*

- Balanced business model facilitates growth during volatile markets

- Stable GWM business is augmented by profitable and growing Institutional Group

- Proven ability to grow all businesses

| Net Revenues | | Operating Contribution | |
|:---:|:---:|:---:|:---:|
| 6 mo 2011 | 6 mo 2012 | 6 mo 2011 | 6 mo 2012 |









Note: Net revenues and operating contribution excludes the Other segment.

# Stifel Financial Overview

*Cumulative Price Appreciation As of July 31, 2012*

| Since 12/31/11 | | Since 12/31/07 | | Since 12/31/02 | |
|---|---|---|---|---|---|
| FBR & Co. | 41.95% | Stifel Financial Corp. | 28.83% | Stifel Financial Corp. | 710.59% |
| Edelman Financial | 31.96% | Evercore Partners | 7.52% | Raymond James Financial | 155.73% |
| Goldman Sachs Group | 11.58% | Raymond James Financial | 2.94% | S&P 500 Index | 56.77% |
| S&P 500 Index | 9.68% | S&P 500 Index | -6.06% | Goldman Sachs Group | 48.16% |
| Greenhill & Co. | 9.21% | Edelman Financial | -15.41% | Jefferies Group | 19.51% |
| Raymond James Financial | 8.59% | JMP Group | -26.53% | Edelman Financial | -0.80% |
| KBW | 6.13% | Lazard | -34.00% | Legg Mason | -24.23% |
| Piper Jaffray | 5.50% | KBW | -37.05% | SWS Group | -36.62% |
| Lazard | 2.83% | Greenhill & Co. | -40.25% | Oppenheimer | -44.91% |
| Legg Mason | 1.95% | Jefferies Group | -45.60% | Morgan Stanley | -65.78% |
| Cowen Group | -3.47% | Goldman Sachs Group | -53.08% | Cowen Group | NM |
| Stifel Financial Corp. | -6.08% | Piper Jaffray | -53.99% | Evercore Partners | NM |
| Jefferies Group | -8.80% | SWS Group | -54.78% | FBR & Co. | NM |
| Morgan Stanley | -9.72% | Legg Mason | -66.48% | Greenhill & Co. | NM |
| JMP Group | -12.87% | Oppenheimer | -67.15% | JMP Group | NM |
| Evercore Partners | -12.96% | FBR & Co. | -69.62% | KBW | NM |
| Oppenheimer | -13.60% | Morgan Stanley | -74.28% | Lazard | NM |
| SWS Group | -16.59% | Cowen Group | NM | Piper Jaffray | NM |

# Global Wealth Management

# Global Wealth Management

*Provides Securities Brokerage Services and Stifel Bank Products*

## Overview

- Grown from 600+ financial advisors in 2005 to over 2,000[1] financial advisors currently

- Proven organic growth and acquirer of private client business (56 UBS branches, Butler Wick, Ryan Beck)

- Retail investors are generally mid- to long-term buyers

- Goal of providing price stability and support to the institutional order book

- Strategy of recruiting experienced advisors with established client relationships

- Expanding U.S. footprint

## Net Revenues ($MM) [2]



## Operating Contribution ($MM) [2]



(1) Includes Independent Contractors.
(2) CAGR reflects years 2006 to 2011.

# Global Wealth Management

## STIFEL FINANCIAL

*Opportunity Through Growth*

### GWM Broker Growth [1]



### GWM Branch Growth



### GWM Account Growth



### GWM Assets Under Management Growth ($MM) [2]



(1)    Includes Independent Contractors.  (2) Client assets -  Includes FDIC-insured products as of 6/30/12 for years 2008-2012.

# Global Wealth Management – Stifel Bank & Trust

## Overview

- Acquired FirstService Bank, a St. Louis-based, Missouri-chartered commercial bank, in April 2007
- Stifel Financial became a bank holding company and financial services holding company
- Balance sheet growth with low-risk assets
- Funded by Stifel Nicolaus client deposits
- Maintain high levels of liquidity

## Strength of Brokerage Position

- Offers banking products (securities based loans and mortgage loans) within the GWM client base, including establishing trust services
  - Built-in source of business
  - High net worth clients
- Highly efficient due to lack of "brick and mortar" deposit focused facilities

### Interest Earnings Assets [1]



6%
31%
63%

■ Cash  ■ Investment Securities  ■ Loans Receivable

**Total: $2.5 Billion**

### Investment Portfolio



1%
15%
25%
22%
8%
28%

■ ABS  ■ Munis  ■ MBS
■ Corporates  ■ Agency MBS  ■ CMBS

**Total: $1.8 Billion**

### Loan Portfolio (Gross)



7%
34%
56%
3%

■ Residential Real Estate  ■ Securities-Based Lending
■ HELOC  ■ Commercial & Industrial

**Total: $716 Million**[2]

Note: Data as of 6/30/12.
(1)    Average interest earning assets for the three months ended June 30, 2012.
(2)    Construction and Land and Commercial Real Estate make up less than 1% of the loan portfolio

# Institutional Group

# Institutional Group

## Overview

- Provides securities brokerage, trading, research, underwriting and corporate advisory services

- One of the largest providers of U.S. Equity Research

- 2nd largest Equity trading platform in the U.S. outside of the Bulge Bracket[1]

- Full Service Middle-Market Investment Bank

- Comprehensive Fixed Income platform

## Net Revenues ($MM)[2]



## Equity Brokerage + Investment Banking[2]



## Fixed Income Brokerage + Investment Banking



(1) Based on 2011 U.S. trading volume per Bloomberg.
(2) Includes TWPG historical investment banking and brokerage revenues for years 2006 through June 30, 2010.
(3) CAGR reflects years 2006 to 2011.

# Institutional Group – Research

**STIFEL FINANCIAL**

*Third Largest U.S. Equity Research Platform*

## U.S. Equity Research Coverage [1]

| | | Companies Under Coverage | |
|---|---|---|---|
| Rank | Firm | Overall | Small Cap[2] |
| 1 | JPMorgan | 1,080 | 212 |
| 2 | Bank of America Merrill Lynch | 1,019 | 178 |
| **3** | **Stifel Nicolaus** | **1,010** | **360** |
| 4 | Barclays Capital | 950 | 135 |
| **5** | **Raymond James** | **943** | **358** |
| 6 | Citi | 883 | 143 |
| 7 | Goldman Sachs | 860 | 102 |
| 8 | Sidoti & Company LLC | 856 | 681 |
| 9 | Wells Fargo Securities | 835 | 174 |
| 10 | Morgan Stanley | 831 | 124 |
| 11 | Deutsche Bank | 816 | 152 |
| 12 | Credit Suisse | 812 | 159 |
| 13 | RBC Capital Markets | 793 | 165 |
| 14 | UBS | 789 | 98 |
| 15 | Morningstar, Inc. | 783 | 82 |
| **16** | **Jefferies & Co.** | **734** | **197** |
| **17** | **Robert W. Baird & Co.** | **643** | **205** |
| 18 | BMO Capital Markets | 532 | 121 |
| **19** | **Keybanc Capital Markets** | **524** | **164** |
| 20 | Macquarie Group | 504 | 88 |

## Stifel Research Highlights

- 3rd largest provider of U.S. equity research
- 2nd largest provider of US small cap equity coverage
- Largest provider of U.S. equity coverage in:
  - Technology
  - Real Estate
  - Internet, Media & Telecom
- Second largest provider of Transportation
- Third largest provider of:
  - Financial Institutions
  - Consumer & Retail

## Coverage Balanced Across All Market Caps [2]



Large Cap 25%

Small Cap 40%

Mid Cap 35%

(1) Source: StarMine rankings as of 7/31/12. Does not include Closed End Funds.
(2) Small Cap includes market caps less than $1 billion; Mid Cap includes market caps less than $5 billion.
Note: Bold font indicates middle-market firms. Research coverage distribution as of 7/31/12.

# Institutional Group – Research

*Proven, Consistent - Qualitative Research*

| Research Model | Award Highlights |
|---|---|

**Research Model**

- >50% of analysts worked in the field they cover

- ~35% of analysts initially joined as associates

- Average Stifel analyst has 10 years of experience

- More than 1/3 of analysts have the CFA designation

- Solid retention drives continuity, experience and better research

**Award Highlights**

- #3 (tied) in 2012 FT/StarMine Survey

- Most #1 awards in 2011 FT/StarMine Survey

- Most top 10 rankings in 2012 FT/StarMine Earnings Estimates

- Ranked 5th overall in total FT/StarMine awards since 2004

- #5 (tied) in WSJ Best on the Street Survey 2012

- #1 in WSJ Best on the Street Survey 2010

- Only firm ranked in the top 12 each year for the last 8 years in the WSJ Best on the Street Survey and StarMine Awards

# Institutional Group – Equity Sales and Trading

*Powerful Platform Spanning North America and Europe*

## Institutional Equity Sales

- 96 person sales force, commission based
- Experts in small and mid cap growth and value
- Team based sales model with 2-4 coverage sales people per account
- Team leaders have an average of 15 years experience
- Offices in all major institutional markets in North America & Europe
- Accounts range from large mutual funds to small industry focused investors
- Managed over 675 non-deal roadshow days in 2011
- Extensive experience with traditional and overnight corporate finance transactions

## Equity Trading

- 34 coverage traders located in
  - Baltimore, New York, Boston, Dallas, San Francisco, Cleveland, London, and Canada
- 20 position traders covering each major industry
- 25 specialized traders focused on: Program & Option Trading, NY Stock Exchange Trading, Retail Block Trading, and Convertible Trading
- Agency model – no proprietary trading or prime brokerage
- Profitable model with advantages of scale

## Distribution Network:  Over 200 Professionals Globally

- Agency model – no proprietary trading or prime brokerage
- Major liquidity provider to largest equity money management complexes
- Multi-execution venues: high-touch, algorithms, program trading and direct market access
- Dedicated convertible sales, trading and research desk

# Institutional Group – Fixed Income

*Strong Fixed Income Capital Markets Capabilities*

## Overview

- Comprehensive platform
  - 86 traders with annual client trade volume approaching $275 billion
  - 17 dedicated fixed income strategists
- *Institutional Investor All-Star* nominated team
- Widespread distribution
  - 143 fixed income sales professionals covering over 4,200 accounts
  - 36 institutional fixed income offices nationwide

## Client Distribution [1][2]



All Other 6%
Bank/Thrift/Credit Union 22%
Broker/Dealers 9%
Government Entities 9%
Insurance Cos. 16%
Money Manager 38%

## Platform & Products

- Focus on long-only money managers and income funds versus hedge funds

- Consistency of execution

- Identification of relative value through security selection

- Agency/Gov't Securities
- Money Markets
- Mortgages
- Asset-Backed Securities
- Investment Grade Credit
- High Yield Credit
- Aircraft Finance & Credit Solutions

- Whole Loans
- Municipals
- Emerging Markets
- Structured Products
- Stifel Capital Advisors

(1)  Client Distribution is for 1/1/12 – 6/30/12.
(2)  Other category includes:  Corporation, Hedge Fund, Pension Fund, Trust Company, Foundation, Endowment, University & Non-Profit.

# Institutional Group – Investment Banking

## Accomplished U.S. Equity Underwriting Franchise – All Equity Transactions

### All Managed Equity Deals Since 2005

| Rank | Firm | # of Deals | $ Volume |
|---|---|---|---|
| ($ in billions) | | | |
| 1 | Bank of America Merrill Lynch | 1,421 | $890.1 |
| 2 | JPMorgan | 1,344 | $812.6 |
| 3 | Citi | 1,122 | $679.7 |
| 4 | UBS | 1,035 | $591.3 |
| 5 | Morgan Stanley | 1,031 | $692.3 |
| 6 | Wells Fargo Securities | 1,019 | $539.2 |
| 7 | Barclays | 937 | $568.9 |
| 8 | Credit Suisse | 903 | $607.7 |
| 9 | Deutsche Bank | 849 | $505.7 |
| 10 | Goldman Sachs | 825 | $597.2 |
| 11 | RBC Capital Markets | 814 | $352.6 |
| **12** | **Stifel Nicolaus Weisel** | **746** | **$204.8** |
| **13** | **Raymond James** | **725** | **$294.6** |
| **14** | **Oppenheimer & Co Inc** | **514** | **$115.6** |
| **15** | **Piper Jaffray & Co** | **479** | **$162.1** |
| **16** | **Jefferies & Company** | **453** | **$115.5** |
| **17** | **Robert W Baird & Co** | **335** | **$93.3** |
| **18** | **Keefe Bruyette & Woods** | **319** | **$134.7** |
| **19** | **BMO Capital Markets** | **293** | **$119.2** |
| **20** | **JMP Securities LLC** | **285** | **$58.8** |

### Bookrun Equity Deals Since 2005

| Rank | Firm | # of Deals | % Bookrun | $ Volume |
|---|---|---|---|---|
| ($ in billions) | | | | |
| 1 | Bank of America Merrill Lynch | 1,119 | 79% | $203.7 |
| 2 | JPMorgan | 962 | 72% | $189.0 |
| 3 | Morgan Stanley | 844 | 82% | $175.8 |
| 4 | Citi | 840 | 75% | $153.5 |
| 5 | Goldman Sachs | 671 | 81% | $174.6 |
| 6 | Barclays | 668 | 71% | $108.5 |
| 7 | UBS | 627 | 61% | $85.5 |
| 8 | Credit Suisse | 609 | 67% | $97.4 |
| 9 | Deutsche Bank | 509 | 60% | $64.1 |
| 10 | Wells Fargo Securities | 473 | 46% | $54.0 |
| **11** | **Jefferies & Company** | **235** | **52%** | **$15.6** |
| 12 | RBC Capital Markets | 201 | 25% | $18.2 |
| **13** | **Stifel Nicolaus Weisel** | **149** | **20%** | **$8.2** |
| **14** | **Raymond James** | **148** | **20%** | **$10.2** |
| **15** | **Piper Jaffray & Co** | **134** | **28%** | **$6.8** |
| **16** | **Keefe Bruyette & Woods** | **114** | **36%** | **$9.0** |
| **17** | **Oppenheimer & Co Inc** | **101** | **20%** | **$4.3** |
| **18** | **Roth Capital Partners** | **91** | **57%** | **$2.5** |
| **19** | **Sandler O'Neill & Partners** | **83** | **42%** | **$6.9** |
| **20** | **Cowen & Co LLC** | **69** | **25%** | **$2.8** |

Source: Dealogic. Rank eligible SEC registered IPOs and Follow-On offerings since 2005. Includes demutualizations. As of 7/31/12.
Note: $ Volume represents full credit to underwriter for All Managed Equity Deals and apportioned credit to bookrunner for Bookrun Equity Deals.
Bold font indicates middle-market firms.
Stifel results based on pro forma figures for both Stifel and TWP.

# Financial Results

# Stifel Financial Corp. Results

*Three months ended June 30, 2012*

|  | Three Months Ended | | | | |
| --- | --- | --- | --- | --- | --- |
| ($ in thousands, except per share amounts) | 6/30/12 | 6/30/11 [(1)] | % Change | 3/31/12 | % Change |
| **Net revenues** | $  **374,407** | $  358,857 | *4.3%* | $  400,333 | *(6.5%)* |
| Compensation and benefits | **239,374** | 229,939 | *4.1%* | 254,704 | *(6.0%)* |
| Non-comp operating expenses | **91,159** | 125,043 | *(27.1%)* | 86,375 | *5.5%* |
| **Total non-interest expenses** | **330,533** | 354,982 | *(6.9%)* | 341,079 | *(3.1%)* |
| **Income before income taxes** | **43,874** | 3,875 | * | 59,254 | *(26.0%)* |
| Provision for income taxes | **17,738** | 459 | * | 24,481 | *(27.5%)* |
| Net income | $  **26,136** | $  3,416 | * | $  34,773 | *(24.8%)* |
| ***Earnings per share:*** | | | | | |
| Diluted | $  **0.42** | $  0.05 | *740.0%* | $  0.55 | *(23.6%)* |
| ***Weighted average number of shares outstanding:*** | | | | | |
| Diluted | **62,678** | 63,245 | *(0.9%)* | 62,669 | *0.0%* |
| ***Ratios to net revenues :*** | | | | | |
| Compensation and benefits | **63.9%** | 64.1% | | 63.6% | |
| Non-comp operating expenses | **24.4%** | 34.8% | | 21.6% | |
| Income before income taxes | **11.7%** | 1.1% | | 14.8% | |

* Percentage is not meaningful.

[(1)] Results for the three months ended June 30, 2011 include litigation-related charges and merger-related expenses of $27.9 million after-tax.

# Stifel Financial Corp. Results

*Six months ended June 30, 2012*

| ($ in thousands, except per share amounts) | Six Months Ended | | |
|---|---|---|---|
| | 6/30/12 | 6/30/11 [1] | % Change |
| Net revenues | $ 774,740 | $ 725,470 | 6.8% |
| Compensation and benefits | 494,078 | 461,105 | 7.2% |
| Non-comp operating expenses | 177,534 | 209,806 | (15.4%) |
| Total non-interest expenses | 671,612 | 670,911 | 0.1% |
| Income before income taxes | 103,128 | 54,559 | 89.0% |
| Provision for income taxes | 42,219 | 19,745 | 113.8% |
| Net income | $ 60,909 | $ 34,814 | 75.0% |
| *Earnings per share :* | | | |
| Diluted | $ 0.97 | $ 0.55 | 76.4% |
| *Weighted average number of shares outstanding:* | | | |
| Diluted | 62,700 | 63,239 | (0.9%) |
| *Ratios to net revenues :* | | | |
| Compensation and benefits | 63.8% | 63.6% | |
| Non-comp operating expenses | 22.9% | 28.9% | |
| Income before income taxes | 13.3% | 7.5% | |

[1] Results for the six months ended June 30, 2011 include litigation-related charges and merger-related expenses of $29.4 million after-tax.

# Sources of Revenues

| ($ in thousands) | Quarter Ended | | | | | Six Months Ended | | |
|---|---|---|---|---|---|---|---|---|
| | 6/30/12 | 6/30/11 | % Change | 3/31/12 | % Change | 6/30/12 | 6/30/11 | % Change |
| Commissions | $ 127,427 | $ 138,315 | (7.9%) | $ 123,303 | 3.3% | $ 250,730 | $ 294,101 | (14.7%) |
| Principal transactions | 91,564 | 79,741 | 14.8% | 116,233 | (21.2%) | 207,797 | 172,600 | 20.4% |
| Capital raising | 40,733 | 39,689 | 2.6% | 54,833 | (25.7%) | 95,566 | 72,047 | 32.6% |
| Advisory | 26,630 | 24,729 | 7.7% | 15,605 | 70.7% | 42,235 | 33,789 | 25.0% |
| Investment banking | 67,363 | 64,418 | 4.6% | 70,438 | (4.4%) | 137,801 | 105,836 | 30.2% |
| Asset mgt and service fees | 65,311 | 56,981 | 14.6% | 60,818 | 7.4% | 126,129 | 114,661 | 10.0% |
| Other | 5,418 | 4,556 | 18.9% | 13,294 | (59.2%) | 18,712 | 10,812 | 73.1% |
| **Total operating revenues** | 357,083 | 344,011 | 3.8% | 384,086 | (7.0%) | 741,169 | 698,010 | 6.2% |
| Interest revenue | 27,181 | 21,229 | 28.0% | 25,257 | 7.6% | 52,438 | 40,085 | 30.8% |
| **Total revenues** | 384,264 | 365,240 | 5.2% | 409,343 | (6.1%) | 793,607 | 738,095 | 7.5% |
| Interest expense | 9,857 | 6,383 | 54.4% | 9,010 | 9.4% | 18,867 | 12,625 | 49.4% |
| **Net revenues** | $ 374,407 | $ 358,857 | 4.3% | $ 400,333 | (6.5%) | $ 774,740 | $ 725,470 | 6.8% |

# Brokerage Revenues

| ($ in thousands) | Quarter Ended | | | | | Six Months Ended | | |
|---|---|---|---|---|---|---|---|---|
| | 6/30/12 | 6/30/11 | % Change | 3/31/12 | % Change | 6/30/12 | 6/30/11 | % Change |
| **Principal transactions:** | | | | | | | | |
| Taxable debt | $ **47,831** | $ 43,020 | **11.2%** | $ 61,433 | **(22.1%)** | $ **109,264** | $ 94,439 | **15.7%** |
| Municipal debt | **23,851** | 18,850 | **26.5%** | 21,826 | **9.3%** | **45,677** | 38,388 | **19.0%** |
| Equities | **8,463** | 8,896 | **(4.9%)** | 21,108 | **(59.9%)** | **29,571** | 20,519 | **44.1%** |
| Other | **11,419** | 8,975 | **27.2%** | 11,866 | **(3.8%)** | **23,285** | 19,254 | **20.9%** |
| **Total principal transactions** | $ **91,564** | $ 79,741 | **14.8%** | $ 116,233 | **(21.2%)** | $ **207,797** | $ 172,600 | **20.4%** |
| **Commissions** | **127,427** | 138,315 | **(7.9%)** | 123,303 | **3.3%** | **250,730** | 294,101 | **(14.7%)** |
| **Total brokerage revenues** | $ **218,991** | $ 218,056 | **0.4%** | $ 239,536 | **(8.6%)** | $ **458,527** | $ 466,701 | **(1.8%)** |

# Non-Interest Expenses

*Six months ended June 30, 2012*

| ($ in thousands) | Six Months Ended | | | % of Net revenues | |
|---|---|---|---|---|---|
| | 6/30/12 | 6/30/11 [1] | % Change | 6/30/12 | 6/30/11 |
| Compensation and benefits | 455,336 | 424,738 | 7.2% | 58.8% | 58.6% |
| Transitional pay [2] | 38,742 | 36,367 | 6.5% | 5.0% | 5.0% |
| Total compensation and benefits | 494,078 | 461,105 | 7.2% | 63.8% | 63.6% |
| | | | | | |
| Occupancy and equipment rental | 63,111 | 59,048 | 6.9% | 8.1% | 8.1% |
| Communication and office supplies | 41,170 | 37,360 | 10.2% | 5.3% | 5.1% |
| Commissions and floor brokerage | 15,359 | 13,543 | 13.4% | 2.0% | 1.9% |
| Other operating expenses | 57,894 | 99,855 | (42.0%) | 7.5% | 13.8% |
| Total non-comp operating expenses | 177,534 | 209,806 | (15.4%) | 22.9% | 28.9% |
| | | | | | |
| Total non-interest expense | 671,612 | 670,911 | 0.1% | 86.7% | 92.5% |

[1] Results for the six months ended June 30, 2011 include litigation-related charges and merger-related expenses of $29.4 million after-tax.

[2] Transition pay includes amortization of upfront notes, signing bonuses and retention awards.

# Segment Comparison

| ($ in thousands) | Quarter Ended | | | | | Six Months Ended | | |
|---|---|---|---|---|---|---|---|---|
| | 6/30/12 | 6/30/11 | % Change | 3/31/12 | % Change | 6/30/12 | 6/30/11 | % Change |
| **Net revenues:** | | | | | | | | |
| Global Wealth Management | **$ 240,029** | $ 225,645 | **6.4%** | $ 248,348 | **(3.3%)** | **$ 488,377** | $ 464,091 | **5.2%** |
| Institutional Group | **135,297** | 132,915 | **1.8%** | 148,504 | **(8.9%)** | **283,801** | 259,909 | **9.2%** |
| Other | **(919)** | 297 | **\*** | 3,481 | **(126.4%)** | **2,562** | 1,470 | **74.3%** |
| | **$ 374,407** | $ 358,857 | **4.3%** | $ 400,333 | **(6.5%)** | **$ 774,740** | $ 725,470 | **6.8%** |
| **Operating contribution:** | | | | | | | | |
| Global Wealth Management | **$ 61,353** | $ 55,426 | **10.7%** | $ 69,178 | **(11.3%)** | **$ 130,531** | $ 116,898 | **11.7%** |
| Institutional Group | **17,546** | 21,951 | **(20.1%)** | 23,704 | **(26.0%)** | **41,250** | 43,344 | **(4.8%)** |
| Other[1] | **(35,025)** | (73,502) | **(52.3%)** | (33,628) | **4.2%** | **(68,653)** | (105,683) | **(35.0%)** |
| | **$ 43,874** | $ 3,875 | **\*** | $ 59,254 | **(26.0%)** | **$ 103,128** | $ 54,559 | **89.0%** |

\* Percentage is not meaningful.

[1] Results for the three and six months ended June 30, 2011 include litigation-related charges and merger-related expenses of $45.1 million pre-tax and $47.5 million pre-tax, respectively.

# Statement of Financial Condition

## As June 30, 2012

### Total Assets ($ in Billions)



### Total Capitalization ($ in Billions)



### Leverage Ratio



### Book Value Per Share[1]



(1)Per share information adjusted for April 2011 three-for-two stock split

# Conclusion

# Opportunities Drive our Growth

*Stifel is Well-Positioned to Take Advantage of Opportunities*

| Strategic Initiatives |
|---|

- Attract and retain high-quality talent

- Continue building client facing, agency-only businesses

- Continue to expand private client footprint in the U.S.

- Continue to expand fixed income businesses

- Continue to expand investment banking capabilities

- Focus on quality asset generation within Stifel Bank

- Expand traditional asset management capabilities

- Approach acquisition opportunities with discipline

| Strong Balance Sheet Facilitates Growth |
|---|